May 7, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	WJ Communications, Inc.

Form 10-K for the Year Ended December 31, 2007

SEC File No. 000-31337

Dear Mr. Vaughn:

On behalf of WJ Communications, Inc. (the “Company”) set forth below are the Company’s responses to the staff’s comments in your letter dated May 1, 2008 with respect to the above-referenced Form 10-K. For your convenience, each of the staff’s numbered comments are set in bold followed by a response. In connection with this response the Company is today also filing with the Commission an Amendment No. 2 to Form 10-K (“10-K/A-2”) which reflects the responses set forth below.

Form 10-K as of December 31, 2007

Item 9a. Controls and Procedures, page 101

Inherent Limitations of Effectiveness of Controls, page 102

1.	We note your disclosures here and on page 54 that “the Company has elected to suspend its reporting obligations under Section 404 which election was approved by the Audit Committee.” Please amend your Form 10-K to provide a report of management on the registrant’s internal control over financial reporting as required by Item 308T of Regulation S-K for annual reports filed by registrants for a fiscal year ending on or after December 15, 2007 but before December 15, 2008.

Response: The requested Management’s Report has been added.

2.	We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, in paragraph 4, you have removed the language “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” and bullet point (b) regarding internal control over financial reporting. Please revise your certification to conform to the exact wording required by item 601(b)(31) of Regulation S-K.

Response: The certifications on Exhibit 31.1 and 31.2 have been amended to conform to the wording as required by item 601(b)(31) of Regulation S-K.

In filing this response the Company acknowledges that if it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 813-227-2226 or in my absence, Mark Catchur at 813-227-2264, if you have any questions.

Very truly yours,

/s/ Darrell C. Smith
Darrell C. Smith

cc:	R. Gregory Miller, CFO WJ Communications, Inc.

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